WELLS FARGO FUNDS MANAGEMENT, LLC

525 MARKET STREET

SAN FRANCISCO, CA  94105

April 16, 2010

Linda Stirling

Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:       Wells Fargo Funds Trust, File Nos. 333-165025 and 811-09253 (the “Registrant”)

Dear Ms. Stirling and Ms. Hatch:

On behalf of the Registrant, I am sending a response to oral comments delivered by Ms. Stirling and Ms. Hatch on March 16, 2010 and March 15, 2010, respectively, to the registration statement (the "Registration Statement") filed on Form N-14 by the Registrant on February 22, 2010, accession no. 0000907244-10-000224, relating to the acquisition of the assets of certain series of the Evergreen Trusts (as listed below) (the “Target Funds”) by certain series of the Registrant (“Acquiring Funds”), as follows:

Target (Merging) Fund	Trust of Target Funds	Acquiring (Surviving) Fund	Trust of Acquiring Fund
Evergreen Equity Index Fund	Evergreen Select Equity Trust	Wells Fargo Advantage Index Fund	Registrant
Evergreen Fundamental Mid Cap Value Fund	Evergreen Equity Trust	Wells Fargo Advantage Mid Cap Disciplined Fund	Registrant
Evergreen Mid Cap Growth Fund	Evergreen Equity Trust	Wells Fargo Advantage Mid Cap Growth Fund	Registrant
Evergreen Short-Intermediate Municipal Bond Fund	Evergreen Municipal Trust	Wells Fargo Advantage Short-Term Municipal Bond Fund	Registrant
Evergreen Intermediate Municipal Bond Fund	Evergreen Select Fixed Income Trust	Wells Fargo Advantage Intermediate Tax/AMT-Free Fund	Registrant
Evergreen High Income Municipal Bond Fund	Evergreen Municipal Trust	Wells Fargo Advantage Municipal Bond Fund	Registrant
Evergreen Municipal Bond Fund	Evergreen Municipal Trust	Wells Fargo Advantage Municipal Bond Fund	Registrant
Evergreen California Municipal Bond Fund	Evergreen Municipal Trust	Wells Fargo Advantage California Tax-Free Fund	Registrant
Evergreen U.S. Government Fund	Evergreen Fixed Income Trust	Wells Fargo Advantage Government Securities Fund	Registrant
Evergreen International Equity Fund	Evergreen International Trust	Wells Fargo Advantage International Core Fund	Registrant

Please note the following responses (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the prospectus/proxy statement):

Prospectus/Proxy Statement Comments from Ms. Stirling:

Comment:       You requested that we highlight any significant differences in the procedures used by the Target Funds and the Acquiring Funds for buying, selling and exchanging Fund shares.

Response:      The Mergers are not expected to affect significantly how shareholders generally buy, sell or exchange shares of the Funds they own.  Accordingly, a statement to that effect is included in the summary section entitled “Merger Summary -- Share Class Information.” The prospectus/proxy statement has highlighted the differences and the similarities in the sales charges and in the distribution and services fees of the Funds in the section entitled “Buying, Selling and Exchanging Fund Shares.” Additional details regarding buying, selling and exchanging shares of the Target and Acquiring Funds are included in the section entitled “Buying, Selling and Exchanging Fund Shares -- Purchase and Redemption Information.”

Comment:       With respect to each Merger, in the section entitled “Merger Summary -- Tax Information,” you requested that we provide more detailed disclosure regarding any anticipated disposal of securities in connection with the Merger.

Response:      With respect to the Merger of Evergreen Equity Index Fund into the Wells Fargo Advantage Index Fund, it is not expected that securities will be disposed of in connection with the Merger; as a result, we have removed the disclosure regarding anticipated disposal of securities in connection with this Merger.

With respect to the remaining merger pairs, the disclosure in this section currently states that “[a] substantial portion of the securities held by your Target Fund may be disposed of in connection with the Merger. This could result in additional portfolio transaction costs to your Target Fund and increased taxable distributions to shareholders of your Target Fund.”  We also believe this disclosure coupled with the detailed disclosure of the similarities and differences between investment goals and strategies is adequate. We are unable to provide more specific information, given the following considerations:

There are no restrictions on the portfolio managers' ability to sell portfolio securities;

the exact amount of sales of securities cannot be determined until the Mergers are complete; and

sell decisions are based on numerous factors, including prices, market conditions and costs, and sales of a Fund's securities following a Merger will depend upon the portfolio manager's investment views and assessment of these factors at that time.

Comment:       With respect to each Merger, in the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” you requested that we highlight any significant differences in the Target and Acquiring Fund’s fundamental investment policies.

Response:      In response to your comment:

                        With respect to the Merger of Evergreen Equity Index Fund into the Wells Fargo Advantage Index Fund, we have disclosed that the Wells Fargo Advantage Index Fund reserves the ability to concentrate in any industry in which the S&P 500 Index becomes concentrated to the same degree during the same period;

                        With respect to the Merger of Evergreen Short-Intermediate Municipal Bond Fund into the Wells Fargo Advantage Short-Term Municipal Bond Fund, we have disclosed that the Wells Fargo Advantage Short-Term Municipal Bond Fund reserves the ability to concentrate in private activity bonds or notes that are the ultimate responsibility of non-government issuers within the same industry and in securities whose issuers are located in the same state or whose principal and interest are paid from revenues of similar type projects;

                        With respect to the Merger of Evergreen Intermediate Municipal Bond Fund into the Wells Fargo Advantage Intermediate Tax/AMT-Free Fund, we have disclosed that the Wells Fargo Advantage Intermediate Tax/AMT-Free Fund reserves the ability to concentrate in private activity bonds or notes that are the ultimate responsibility of non-government issuers within the same industry and in securities whose issuers are located in the same state or whose principal and interest are paid from revenues of similar type projects;

                        With respect to the Merger of Evergreen Municipal Bond Fund into the Wells Fargo Advantage Municipal Bond Fund, we have disclosed that the Wells Fargo Advantage Municipal Bond Fund reserves the ability to concentrate in private activity bonds or notes that are the ultimate responsibility of non-government issuers within the same industry and in securities whose issuers are located in the same state or whose principal and interest are paid from revenues of similar type projects; and

                        With respect to the Merger of Evergreen California Municipal Bond Fund into the Wells Fargo Advantage California Tax-Free Fund, we have disclosed that the Wells Fargo Advantage California Tax-Free Fund reserves the ability to concentrate in private activity bonds or notes that are the ultimate responsibility of non-government issuers within the same industry and in securities whose issuers are located in the same state or whose principal and interest are paid from revenues of similar type projects.

Comment:       With respect to the Mergers of Evergreen Equity Index Fund into the Wells Fargo Advantage Index Fund and Evergreen Fundamental Mid Cap Value Fund into the Wells Fargo Advantage Mid Cap Disciplined Fund, in the section entitled “Principal Risk Comparison,” you requested that we provide a discussion of the particular risks to which the Target and Acquiring Funds are subject to different degrees or state that the risks for the Funds are the same.

Response:      We respectfully decline to make the requested change. The disclosure included in the section entitled “Principal Risk Comparison” highlights, where appropriate, certain principal risks to which a Fund, under normal circumstances, may generally be subject to a greater extent than another Fund with which it is proposed to merge. However, given, among other things, the flexibility provided by the respective Funds’ investment strategies and the investment discretion of the Funds’ respective portfolio managers, it is not possible in these cases to describe with precision the comparative degrees to which the Funds will be subject to individual principal risks.

Comment:       In the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” for the proposed Merger of Evergreen Mid Cap Growth Fund into the Wells Fargo Advantage Mid Cap Growth Fund, you requested that we state, if correct, that there is no difference in practice between the Funds with respect to actively trading securities.

Response:      We have added the following disclosure to the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison”: “Each Fund may actively trade portfolio securities.”

Comment:       In the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” for the proposed Merger of Evergreen Short-Intermediate Municipal Bond Fund into the Wells Fargo Advantage Short-Term Municipal Bond Fund, you requested that we: (i) describe in the comparison any differences in practice between the Fund’s investment goals; (ii) describe in the comparison any differences in practice between the Fund’s principal investment strategies with respect to securities that pay interest subject to federal the federal alternative minimum tax (the "AMT"); (iii) state in the comparison, if correct, that there is no difference in practice between the Funds with respect to actively trading securities; and (iv) remove the sentence in the table for the Wells Fargo Advantage Short-Term Municipal Bond Fund which states “We may also invest a portion of the Fund’s total assets in securities that pay interest subject to federal AMT.” because the prospectus/proxy statement earlier states that the Fund invests under normal circumstances “up to 20% of the Fund’s net assets in securities that pay interest subject to federal AMT.”

Response:      (i) In response to your comment, we have added the following statement: “This means that Evergreen Short-Intermediate Municipal Bond Fund may be more likely to hold securities with a greater focus on capital appreciation, in addition to current income, whereas the Wells Fargo Advantage Short-Term Municipal Bond Fund may be more likely to hold securities with a greater focus on capital preservation in addition to current income.”

                        (ii) In response to your comment, we have added the following statement after the sentence that reads “Wells Fargo Advantage Short-Term Municipal Bond Fund may invest up to 20% of its assets in securities that pay interest subject to the federal alternative minimum tax, while Evergreen Short-Intermediate Municipal Bond Fund has no such limit.”: “Because Evergreen Short-Intermediate Municipal Bond Fund may invest a greater percentage of its assets in municipal securities subject to the alternative minimum tax, its shareholders may receive a greater percentage of distributions that are subject to alternative minimum tax than those of Wells Fargo Advantage Short-Term Municipal Bond Fund.”

                        (iii) We have added the following disclosure to the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison”: “Each Fund may actively trade portfolio securities.”

                        (iv) We respectfully decline to make the requested change as we have chosen to set forth the principal investment strategies as they appear in the Fund’s current prospectus.

Comment:       In the section entitled “Merger Summary -- Investment Goal and Strategy Comparison,” for the proposed Merger of Evergreen Intermediate Municipal Bond Fund into the Wells Fargo Advantage Intermediate Tax/AMT-Free Fund, you requested that we: (i) describe in the comparison any differences in practice between the Fund’s investment goals; (ii) describe in the comparison any differences in practice between the Fund’s principal investment strategies with respect to securities that pay interest subject to federal AMT; and (iii) state, if correct, that there is no difference in practice between the Funds with respect to actively trading securities.

Response:      (i) In response to your comment, we have added the following statement: “This means that Evergreen Intermediate Municipal Bond Fund may be more likely to hold securities with a greater focus on capital appreciation, in addition to current income, whereas the Wells Fargo Advantage Intermediate Tax/AMT-Free Fund is more likely to hold securities with a greater focus on current income.”

                        (ii) In response to your comment, we have added the following statement after the sentence that reads “Wells Fargo Advantage Intermediate Tax/AMT-Free Fund may invest up to 20% of its assets in securities that pay interest subject to the federal alternative minimum tax, while Evergreen Intermediate Municipal Bond Fund has no such limit.”: “Because Evergreen Intermediate Municipal Bond Fund may invest a greater percentage of its assets in municipal securities subject to the alternative minimum tax, its shareholders may receive a greater percentage of distributions that are subject to alternative minimum tax than those of Wells Fargo Advantage Intermediate Tax/AMT-Free Fund.”

                        (iii) We have added the following disclosure to the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison”: “Each Fund may actively trade portfolio securities.”

Comment:       In the section entitled “Merger Summary -- Principal Risk Comparison,” for the proposed Merger of Evergreen High Income Municipal Bond Fund and Evergreen Municipal Bond Fund into the Wells Fargo Advantage Municipal Bond Fund, you requested that we: (i) for each Merger describe in the comparison any differences in practice between the Fund’s investment goals; (ii) state, if correct, that there is no difference in practice between the Funds with respect to actively trading securities   and (iii) remove the sentence in the tables for the Wells Fargo Advantage Municipal Bond Fund which states “We may also invest a portion of the Fund’s total assets in securities that pay interest subject to federal AMT.” because the prospectus/proxy statement earlier states that the Fund invests under normal circumstances “up to 20% of the Fund’s net assets in securities that pay interest subject to federal AMT.”

Response:      (i) In response to your comment as it regards the Merger of Evergreen High Income Municipal Bond Fund into the Wells Fargo Advantage Municipal Bond Fund, we have added the following statement: “This means that Evergreen High Income Municipal Bond Fund may be more likely to hold securities with a greater focus on capital appreciation, in addition to current income, whereas the Wells Fargo Advantage Municipal Bond Fund is more likely to hold securities with a greater focus on current income.”

                        In response to your comment as it regards the Merger of Evergreen Municipal Bond Fund into the Wells Fargo Advantage Municipal Bond Fund, we have added the following statement: “This means that Evergreen Municipal Bond Fund may be more likely to hold securities with a greater focus on capital appreciation, in addition to current income, whereas the Wells Fargo Advantage Municipal Bond Fund is more likely to hold securities with a greater focus on current income.”

                        (ii) We have added the following disclosure to the section entitled “Merger Summary – Shareholder Fee and Fund Expense Comparison”: “Each Fund may actively trade portfolio securities.”

                        (iii) We respectfully decline to make the requested change as we have chosen to set forth the principal investment strategies as they appear in the Fund’s current prospectus.

Comment:       In the section entitled “Risk Descriptions,” for the risk entitled “California Municipal Securities Risk,” you suggested adding language describing California’s recent budget problems.

Response:      We have added the following language: “The State of California is experiencing extreme economic, budgetary and financial stress, resulting in weakened economic and revenue performance for the State and its agencies or municipalities and downgrades to the credit ratings of the State's general obligation debt. The economic and financial problems experienced by the State and its local governments could also negatively impact the ability of the issuers to meet their obligations, the value and liquidity of California municipal securities, and the Fund's net asset value. In particular, State-level budgetary and cash flow problems may adversely impact the liquidity and values of certain securities in which the Fund invests that have exposure to State-level general obligations.”

Prospectus/Proxy Statement Comments from Ms. Hatch:

Comment:       You asked that we briefly explain how the accounting survivor was chosen for the Merger of Evergreen Equity Index Fund into the Wells Fargo Advantage Index Fund.

Response:      Evergreen Equity Index Fund was selected to be the accounting and performance survivor based on the factors discussed by the SEC Staff in North American Security Trust No-Action Letter (pub. avail. August 5, 1994).  In the NAST Letter, the SEC Staff stated that, in determining which predecessor fund the surviving fund most closely resembles, one should consider among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

                        In determining that the surviving fund would more closely resemble Evergreen Equity Index Fund than the Wells Fargo Advantage Index Fund, which is a feeder fund in a master/feeder structure, the following factors, among other things, were considered.

After the Merger, the Wells Fargo Advantage Index Fund will be managed by the same portfolio management team as Evergreen Equity Index Fund.  Although Evergreen Equity Index Fund is advised by Evergreen Investment Management Company LLC (“EIMC”), whereas the Wells Fargo Advantage Index Fund is, and will be, managed by Wells Fargo Funds Management, LLC (“Funds Management”) and sub-advised by Wells Capital Management Incorporated (“Wells Cap”), the portfolio management team for Evergreen Equity Index Fund will be managing the Wells Fargo Advantage Index Fund as employees of Wells Cap after the Merger.

Although the investment objectives, policies and restrictions of the post-merger Fund will be those of the Wells Fargo Advantage Index Fund, the investment objectives of Evergreen Equity Index Fund and the Wells Fargo Advantage Index Fund are substantially similar, and after the Merger the portfolio management team of Evergreen Equity Index Fund will be implementing the index replication strategy, making portfolio trades, managing cash flow and equitizing cash on behalf of the post-Merger fund.

The general expense structure and service provider arrangements of the Wells Fargo Advantage Index Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed for three years after the closing of the Merger to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses (After Waiver), including the underlying master portfolios’ fees and expenses, and excluding brokerage commissions, interest, taxes, and extraordinary expenses, do not exceed 0.56% for Class A, 1.31% for Class B, 1.31% for Class C, and 0.25% for Administrator Class. After this time, the Total Annual Fund Operating Expenses (After Waiver) may be increased only with the approval of the Board of Trustees.  Although the Wells Fargo Advantage Index Fund will be the legal survivor of the Merger and its expense structure will remain in place, because of these restrictions the expense structure of the post-Merger fund will be substantially similar to the expense structure of Evergreen Equity Index Fund.

The Wells Fargo Advantage Index Fund has substantially more net assets than Evergreen Equity Index Fund.  As of February 28, 2010, the Wells Fargo Advantage Index Fund had approximately $1,698 million in net assets and Evergreen Equity Index Fund had approximately $373 million in net assets.  As a result of this, the combined fund initially is expected to have a portfolio composition similar to that of the Wells Fargo Advantage Index Fund because the combined fund’s portfolio is expected to be comprised mostly of investments previously held by the Wells Fargo Advantage Index Fund.

While certain factors may support determining that the surviving fund would more closely resemble the Wells Fargo Advantage Index Fund than Evergreen Equity Index Fund, we believe these factors should not be determinative, especially in light of the facts that the portfolio management team for Evergreen Equity Index Fund will manage Wells Fargo Advantage Index Fund after the Merger.

Comment:       You asked that we briefly explain how the accounting survivor was chosen for the Merger of Evergreen Mid Cap Growth Fundinto the Wells Fargo Advantage Mid Cap Growth Fund.

Response:      The Wells Fargo Advantage Mid Cap Growth Fund was selected to be the accounting and performance survivor based on the factors discussed by the SEC Staff in North American Security Trust No-Action Letter (pub. avail. August 5, 1994).  In the NAST Letter, the SEC Staff stated that, in determining which predecessor fund the surviving fund most closely resembles, one should consider among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

                        In determining that the surviving fund would more closely resemble the Wells Fargo Advantage Mid Cap Growth Fund than Evergreen Mid Cap Growth Fund, the following factors, among other things, were considered.

After the Merger, the Wells Fargo Advantage Mid Cap Growth Fund will continue to be managed by its current portfolio management team.  The Wells Fargo Advantage Mid Cap Growth Fund is, and will continue to be, managed by Wells Fargo Funds Management, LLC (“Funds Management”) and sub-advised by Wells Capital Management Incorporated (“Wells Cap”), whereas Evergreen Mid Cap Growth Fund is managed by EIMC and a different portfolio management team than the portfolio management team that will manage the combined fund.

Although the investment objectives, policies and restrictions of the Wells Fargo Advantage Mid Cap Growth Fund and Evergreen Mid Cap Growth Fund are substantially similar, after the Merger the combined fund is expected to be managed in accordance with investment objectives, strategies, and restrictions of the Wells Fargo Advantage Mid Cap Growth Fund.

The Wells Fargo Advantage Mid Cap Growth Fund will be the legal survivor of the Merger.  The general expense structure and service provider arrangements of the Wells Fargo Advantage Mid Cap Growth Fund are expected to represent the expense structure and service provider arrangements of the post-Merger fund, except that Funds Management has committed for three years after the closing of the Merger to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses (After Waiver) excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund, do not exceed 1.18% for Class A, 1.93% for Class B, 1.93% for Class C,  and 0.85% for Institutional Class. After this time, the Total Annual Fund Operating Expenses (After Waiver) may be increased only with the approval of the Board of Trustees.

Evergreen Mid Cap Growth Fund has substantially more net assets than the Wells Fargo Advantage Mid Cap Growth Fund.  As of February 28, 2010, Evergreen Mid Cap Growth Fund had approximately $340 million in net assets and the Wells Fargo Advantage Mid Cap Growth Fund had approximately $140 million in net assets.  However, we believe this factor alone should not be determinative, especially in consideration of the other factors discussed herein.

The combined fund initially is expected to have a portfolio composition similar to that of the pre-Merger Evergreen Mid Cap Growth Fund because the combined fund's portfolio is expected to be comprised mostly of investments previously held by Evergreen Mid Cap Growth Fund.  However, the combined fund over time is expected to have a portfolio composition more similar to that of the pre-Merger Wells Fargo Advantage Mid Cap Growth Fund because future investments made by the combined fund will be made by the current portfolio management team of the Wells Fargo Advantage Mid Cap Growth Fund.  Also, future investments made by the surviving fund will be made in accordance with Wells Fargo Advantage Mid Cap Growth Fund's investment policies.

Comment:       In reviewing the expense figures for the funds in “Exhibit C – Additional Target and Acquiring Fund Expense Information,” you noted that some pro forma tables were labeled “Pro Forma,” while others were not so labeled, and you requested that we consistently apply these labels where appropriate.

Response:      We have made the requested changes.

Comment:       In reviewing the expense figures for the funds in “Exhibit C – Additional Target and Acquiring Fund Expense Information,” in the tables entitled “Example of Fund Expenses” you requested that we update the 10-year figure for Class B shares to reflect conversion to Class A shares in the correct year for the following funds/tables: (i) the Wells Fargo Advantage Index Fund (Pro Forma) table; (ii) the Wells Fargo Advantage Mid Cap Growth Fund tables (stand alone and pro forma); (iii) the Evergreen Short-Intermediate Municipal Bond Fund table (stand alone); and (iv) the Wells Fargo Advantage International Core Fund tables (stand alone and pro forma).

Response:      (i) We believe the calculations, which reflect conversion of Class B shares to Class A shares after year 8, are correct.

(ii) The Wells Fargo Advantage Mid Cap Growth Fund is a former Strong Fund, and Class B shares convert to Class A shares after year 8.  This disclosure is consistent with the current prospectus for the Acquiring Fund.

(iii) Class B shares of Evergreen Short-Intermediate Municipal Bond Fund convert to Class A shares of the Fund after 6 years.  We have updated the section entitled “Buying, Selling and Exchanging Fund Shares” to reflect the correct CDSC schedule for this Fund.

(iv) The Wells Fargo Advantage International Core Fund is a former Strong Fund, and Class B shares convert to Class A shares after year 8.  This disclosure is consistent with the current prospectus for the Acquiring Fund.

Comment:       In reviewing the expense figures for the funds in “Exhibit C – Additional Target and Acquiring Fund Expense Information,” in the table entitled “Example of Fund Expenses” for the Wells Fargo Advantage Municipal Bond Fund, you requested that we confirm whether the numbers for Class C shares reflect the 3-year fee cap, noting that it appeared as though the figures were calculated reflecting the net number for year one with the remaining years reflecting the gross number.

Response:      The “stand alone” expense example table for the Wells Fargo Advantage Municipal Bond Fund has been calculated to reflect the net expenses just for year 1 because the 3-year cap is contingent on the closing of the Merger, and therefore only applies to the pro forma table.

We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file the definitive prospectus/proxy statement pursuant to Rule 497 on or around April 20, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3676 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Catherine F. Kennedy

                                                                                    Catherine F. Kennedy, Esq.

cc: Marco Adelfio, Esq.

      C. David Messman, Esq.